
11005981

VIRTUS
INVESTMENT PARTNERS


SEC MAIL PROCESSING
RECEIVED
MAR 17 2011
WASH, D.C.
189
SECTION

integrity

quality

strength

2010
ANNUAL REPORT

Financial Overview

Summary of Operations

(Dollars in millions except per share data)	2010	2009
Revenues	$ 144.6	$ 117.2
Operating Income (loss)	$ 9.3	$ (6.6)
Operating Income, as Adjusted*	$ 21.7	$ 7.0
Net Income (loss) Attributable to Common Stockholders	$ 5.2	$ (10.2)
Operating Margin	6%	(6)%
Operating Margin, as Adjusted*	20%	8%

Per Share Data

	2010	2009
Weighted Average Shares Outstanding – Basic (in thousands)	6,014	5,812
Net Income (loss) Per Share - Basic	$ 0.87	$ (1.76)
Weighted Average Shares Outstanding – Diluted (in thousands)	6,437	5,812
Net Income (loss) Per Share - Diluted	$ 0.81	$ (1.76)

Assets Under Management (in millions)

	2010	2009
Ending AUM	$ 29,473.3	$25,439.7



By product (12/31/2010):

Long-term Mutual Funds	$11,801.3
Closed-End Funds	4,321.1
Money Market Funds	2,915.5
Variable Insurance Funds	1,538.5
Separately Managed Accounts	3,833.0
Institutional Products	4,087.7
Structured Products	976.2
Total	$29,473.3



By investment category (12/31/2010):

Equity	$14,403.4
Fixed Income	12,154.4
Money Market	2,915.5
Total	$29,473.3

* *Certain supplemental performance measures are provided in addition to, but not as a substitute for, performance measures determined in accordance with GAAP. These supplemental measures may not be comparable to non-GAAP performance measures of other companies. "Operating Income, as Adjusted" and "Operating Margin, as Adjusted" are supplemental non-GAAP measures that net the distribution and administration expenses against the related revenue and remove certain non-cash and other identified amounts. For our definition of these terms, as well as a reconciliation to GAAP measures, see "Reconciliation of Revenues, Operating Expenses and Operating Income on a GAAP Basis to Revenues, Operating Expenses and Operating Income, As Adjusted" in the Supplemental Financial Information, included as an attachment to this annual report following the Form 10-K.*

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which, by their nature, are subject to significant risks and uncertainties. Virtus Investment Partners, Inc. intends for these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. For a further discussion, see "Forward Looking Statements" on page 21 of the attached Form 10-K.

To Our Fellow Shareholders

Success in the asset management business is the result of many factors, but three are particularly important: A clear vision supported by an effective plan; products and capabilities that meet clients' investment needs; and an experienced team that can ensure the established goals are met in a way that best serves the interests of shareholders.

Our accomplishments in 2010 were the result of having each of these factors in place. We distinguished ourselves by delivering significant increases in our key operating measures, including sales, net flows, assets under management, operating earnings and net income. In the two years since becoming a public company, we have demonstrated steady growth and delivered consistent value to you, our shareholders.

These accomplishments came during a year in which investors generally benefited from continued improvements in the global economy, even as challenges remained from persistently high unemployment, turmoil in sovereign debt markets, and increasing inflationary pressures in emerging markets.

The unpredictability of the economy reinforced a time-tested maxim about investing and demonstrated the value of our multi-discipline, multi-strategy approach. Successful investors know they can find opportunities in any economic cycle, whether the markets are running with the bulls or hibernating with the bears, and, as demonstrated by the increase in our sales in 2010, a growing number of investors and their financial advisors have learned that Virtus has the product capabilities, investment performance and distribution presence to help them build a well-diversified portfolio that can succeed in a variety of market conditions.



Mark C. Treanor, *Chairman, Board of Directors* — *George R. Aylward*, *President and Chief Executive Officer*

The strategic priorities that we set for the company in 2010 were designed to help us meet the needs of our clients and address the expectations of our shareholders.

Specifically, we sought to:

- >> Increase the profitability of the company;
- >> Broaden and enhance our investment management capabilities;
- >> Grow sales by maximizing our existing distribution relationships; and
- >> Establish Virtus as a company that can deliver on our growth objectives and create increasing value for our shareholders.

We are proud to report that we executed well on these elements of our strategy in 2010 and delivered significantly improved financial results.

Operating Results

Operating income, as adjusted, our principal non-GAAP performance measure, more than tripled to $21.7 million in 2010 from $7.0 million in 2009. Operating income, the comparable GAAP measure, improved to $9.3 million from $(6.6) million in 2009.

Operating margin, as adjusted, rose to 20 percent in 2010 from 8 percent in 2009, despite the impact of costs associated with the significant sales growth. The ability to expand our margins shows that we remained focused on managing our cost structure even as we generated increasing sales.

> "We recognize that every investor has unique investment horizons."

Growing sales for our investment products, particularly record sales for the Virtus Mutual Funds, were primary drivers of the increases in operating results. Total sales increased 51 percent to $5.8 billion, driven by long-term mutual fund sales that increased 63 percent to $4.5 billion from $2.8 billion in 2009. The organic growth rate for our mutual fund business was 18.7 percent in 2010, an improvement from 7.8 percent in 2009, significantly increasing the scale in our fund business.

Total positive net flows were $1.6 billion in 2010, compared with $114.4 million in 2009. For long-term mutual funds, positive net flows of $1.7 billion in 2010 were more than triple the flows in the prior year. As a result of the positive net flows, investment performance, and the adoption of a $1.5 billion variable insurance trust, assets under management grew 16 percent to $29.5 billion at December 31, 2010. Long-term mutual fund assets, which exclude money market funds, grew 23 percent to $16.1 billion at year-end 2010.

These numbers tell just part of the story, however. Our growth in 2010 was built on the strength of attractive products with solid relative performance, and the scope and quality of our relationships with a broad distribution network. These are important factors in our ongoing success.

Broader Investment Strategies

The ability to offer products and capabilities that meet wide-ranging investment needs is fundamental to our strategy. We recognize that every investor has unique investment horizons, and our multi-style, multiple-manager model offers advisors and their clients access to a broad array of investment styles and strategies.

Our product diversity allows clients to select from multiple investment options, and the benefits of this approach were clearly demonstrated in 2010. As the economy gained strength late in the year, and investors showed a renewed interest in equity products, financial advisors directed their clients into our emerging markets and AlphaSector™ strategies, including the new Premium AlphaSector Fund introduced in 2010.

Our common stock trades on the NASDAQ Global Market under the symbol VRTS. This chart compares the total cumulative return on our common stock from the opening trade of January 2, 2009, our first day of public trading, with the S&P 500 Index and a composite of publicly traded asset management companies. The peer group index comprises the following companies: Affiliated Managers Group, Inc.; AllianceBernstein Holding L.P.; BlackRock, Inc.; Calamos Asset Management, Inc.; Cohen & Steers, Inc.; Diamond Hill Investment Group, Inc.; Eaton Vance Corp.; Epoch Holding Corp.; Federated Investors, Inc.; Franklin Resources, Inc.; GAMCO Investors, Inc.; Invesco Ltd.; Janus Capital Group, Inc.; Legg Mason, Inc.; Pzena Investment Management, Inc.; T. Rowe Price Group, Inc.; U.S. Global Investors, Inc.; Waddell & Reed Financial, Inc.; and Westwood Holdings Group, Inc.


VIRTUS - S&P 500® - PEER COMPANIES
Change From 1/2/09 Open to 12/31/10 Close
Virtus
Peers
S&P 500
440%
340%
240%
140%
-40%
-60%
404%
61%
39%
1/2/09
12/31/09
12/31/10



Balancing the sales in those equity products was continued strong interest in several fixed income strategies, including the Virtus Multi-Sector Short Term Bond Fund, which was our best-selling fund for the year.

This product diversity, supported by active product management, benefits the company as well as our clients. First, our extensive product offerings ensure that we are not dependent on any one strategy or asset class for sales. Additionally, our commitment to developing suitable products for future market conditions and investment interests can help us maintain product diversity and build long-term, sustainable growth.

In 2010, we introduced another way for clients to benefit from our investment capabilities when we adopted the Virtus Variable Insurance Trust (VVIT), which provides funds as investment options for customers of variable annuities and life insurance products. This transaction added $1.2 billion to assets under management, created a new revenue source for the company, and demonstrated that we can further leverage our existing investment management capabilities in new markets even as we emphasize organic growth initiatives.

> *"Our ability to broaden and deepen relationships with financial advisors was key to the growth in our mutual fund business."*

Maximizing Distribution Relationships

Having the right investment products was one element in our 2010 sales equation. Generating interest among financial advisors and their clients was just as important to our success.

The scope and quality of our relationships with financial intermediaries, including national, regional and independent broker-dealers, have been strengths for Virtus. We have a highly experienced sales team that generated increasing sales by partnering with financial advisors to find the right investment solutions for their clients' needs.

Our ability to broaden and deepen these relationships was key to the growth of our mutual fund assets last year. We successfully increased the number of products that are on preferred lists, advisory programs and platforms, and our regional sales teams increased their penetration with these firms by reaching more advisors, particularly those who manage substantial client assets. Importantly, these marketing initiatives, as well as the significant increase in sales, were accomplished with essentially the same size distribution team, further demonstrating our ability to leverage existing resources.

Enhancing Shareholder Value

When we became a public company, our first priority was to create an appropriate cost structure as an independent asset management company. With that foundation in place, we have been able to focus on additional measures to support our growth, improve our balance sheet, and continually evaluate and deliver the best opportunities to generate increasing value for our shareholders.

2011 *Business Objectives*

- >> Expand and further align distribution to capture greater market share
- >> Leverage the capabilities, investment strategies and products of managers
- >> Increase visibility and recognition of Virtus with multiple constituents
- >> Opportunistically expand investment capabilities and product offerings
- >> Attract, retain and align talent to support growth of the business

We identified and accomplished several of these initiatives during the year: We refinanced our debt on more favorable terms and extended the maturity; completed a shelf registration that increases the flexibility of our capital structure; converted a portion of preferred shares, with a resultant savings on preferred dividend payments; and, in December 2010, initiated a 350,000-share stock repurchase program. The management team and board continue to carefully balance the company's financial flexibility to maintain our sales growth and invest in new opportunities while continually focusing on increasing value for our shareholders.

Looking Forward

In 2010 we demonstrated that Virtus can leverage the strengths of our company and sustain the sales and operating momentum that began in 2009. Our objective is to extend this momentum into 2011 and beyond and demonstrate we can consistently grow shareholder value as a high-performing company in the asset management industry.

We hold no illusions about the challenges ahead, but neither do we underestimate the significant opportunities that exist for our company, our clients and our shareholders if we remain faithful to our core values and execute on our primary business objectives for 2011.

Virtus Investment Partners has the products, investment performance, distribution relationships, skilled leadership, and dedicated employees to continue meeting the growing needs of our customers and, ultimately, the demands of you, our shareholders. We are pleased with our accomplishments in 2010 and we know our potential is even greater if we remain focused, execute on our strategic objectives, and sustain the momentum that has delivered these results.



George R. Aylward
President and
Chief Executive Officer



Mark C. Treanor
Chairman,
Board of Directors

Principal Corporate Officers



Seated, from left: *Mardelle W. Peña, Michael A. Angerthal, George R. Aylward*

Standing, from left: *Francis G. Waltman, Kevin J. Carr, Jeffrey T. Cerutti, Samuel M. Austin, W. Patrick Bradley*

Not Pictured: *Mark S. Flynn*

George R. Aylward*
President and
Chief Executive Officer

Michael A. Angerthal*
Executive Vice President
Chief Financial Officer

Samuel M. Austin
Executive Managing Director
Institutional Distribution

W. Patrick Bradley
Senior Vice President
Mutual Fund Administration

Kevin J. Carr
Senior Vice President
Legal

Jeffrey T. Cerutti*
Executive Vice President
Retail Distribution

Mark S. Flynn*
Executive Vice President
General Counsel and
Chief Compliance Officer

Mardelle W. Peña
Senior Vice President
Human Resources

Francis G. Waltman*
Executive Vice President
Product Management

* *Executive Officers*

Board of Directors



Seated, from left: *Timothy A. Holt, Susan Fleming Cabrera, George R. Aylward and Mark C. Treanor*

Standing, from left: *Ross F. Kappele, Hugh M. S. McKee, Edward M. Swan, Jr., Diane M. Coffey, and James R. Baio*

George R. Aylward
President and Chief Executive Officer
Virtus Investment Partners

James R. Baio [1,2]
Chief Financial Officer, Treasurer and
Executive Vice President (Retired)
Franklin Templeton Investments

Susan Fleming Cabrera, Ph.D. [3,4]
Consultant and Executive Educator

Diane M. Coffey [2,4]
Managing Director and Partner
Peter J. Solomon Company, Ltd.

Timothy A. Holt [1,3]
Senior Vice President and
Chief Investment Officer (Retired)
Aetna, Inc.

Ross F. Kappele
Co-President
BMO Investments Inc.

Hugh M. S. McKee
Co-President and
Chief Operating Officer
BMO Investments Inc.

Edward M. Swan, Jr. [1,3]
President (Retired)
FIS Group

Mark C. Treanor [2,4]
Non-Executive Chairman
of the Board of Directors
Senior Partner
Treanor Pope & Hughes

Board Committees
[1] *Audit*
[2] *Compensation*
[3] *Finance and Investment*
[4] *Governance*

Schedule of Non-GAAP information

(Dollars in thousands)

Virtus Investment Partners reports its financial results on a Generally Accepted Accounting Principles (GAAP) basis; however management believes that evaluating the company's ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Management reviews non-GAAP financial measures to assess ongoing operations and considers them only to be additional metrics for both management and investors to consider the company's financial performance over time, as noted in the footnotes below. Management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial results prepared in accordance with GAAP.

Reconciliation of Revenues, Operating Expenses and Operating Income on a GAAP Basis to Revenues, Operating Expenses and Operating Income, as Adjusted

Annual Reconciliation	Twelve Months Ended	
	Dec 31, 2010	Dec 31, 2009
Revenues, GAAP basis	$144,556	$117,152
Less:		
Distribution and administration expenses	33,205	29,939
Revenues, as adjusted[1]	111,351	87,213
Operating Expenses, GAAP Basis	135,285	123,775
Less:		
Distribution and administration expenses	33,205	29,939
Depreciation and amortization	6,929	8,991
Stock-based compensation	3,894	3,520
Restructuring and severance charges	1,635	1,102
Operating Expenses, as adjusted[2]	89,622	80,223
Operating Income, as adjusted[3]	$21,729	$6,990
Operating margin, GAAP basis	6%	(6)%
Operating margin, as adjusted[3]	20%	8%

(continued)

Quarterly Reconciliation	**Three Months Ended**			
	Dec 31, 2010	**Sep 30, 2010**	**June 30, 2010**	**Mar 31, 2010**
Revenues, GAAP basis	$40,739	$35,582	$34,788	$33,447
Less:				
Distribution and administration expenses	9,858	8,217	7,786	7,344
Revenues, as adjusted[1]	30,881	27,365	27,002	26,103
Operating Expenses, GAAP Basis	36,289	32,685	33,571	32,740
Less:				
Distribution and administration expenses	9,858	8,217	7,786	7,344
Depreciation and amortization	1,524	1,588	1,793	2,024
Stock-based compensation	898	988	1,163	845
Restructuring and severance charges	277	228	1,100	30
Operating Expenses, as adjusted[2]	23,732	21,664	21,729	22,497
Operating Income, as adjusted[3]	7,149	5,701	5,273	3,606
Operating margin, GAAP basis	11%	8%	3%	2%
Operating margin, as adjusted[3]	23%	21%	20%	14%

[1] *Revenues, as adjusted, is a non-GAAP financial measure calculated by netting distribution and administration expenses from GAAP revenues. Management believes revenues, as adjusted, provides useful information to investors because distribution and administrative expenses are costs that are generally passed directly through to external parties. Effective with the 2010 first quarter, the company no longer pays outside service providers for certain fund administrative and transfer agency services from the fees it collects for open-end funds it manages. These amounts are now paid by the funds directly to third-party service providers and, as a result, the revenue and expense previously recorded by the company for these services are no longer reflected. These payments were reported in the above reconciliation of GAAP to non-GAAP revenue and expenses for the 2009 period.*

[2] *Operating expenses, as adjusted, is a non-GAAP financial measure that management believes provides investors with additional information because of the nature of the specific excluded operating expenses. Specifically, management adds back amortization and impairments attributable to acquisition-related intangible assets as this may be useful to an investor to consider our operating results with the results of other asset management firms that have not engaged in significant acquisitions. In addition, we add back restructuring and severance charges as we believe that operating expenses exclusive of these costs will aid comparability of the information to prior reporting periods. We believe that because of the variety of equity awards used by companies and the varying methodologies for determining stock-based compensation expense, excluding stock-based compensation enhances the ability of management and investors to compare financial results over periods. Distribution and administrative expenses are excluded for the reason set forth above.*

[3] *Operating income, as adjusted, and operating margin, as adjusted, are calculated using the basis of revenues, as adjusted, and operating expenses, as adjusted, as described above.*

The above measures should not be considered as substitutes for any measures derived in accordance with GAAP and may not be comparable to similarly titled measures of other companies. Exclusion of items in our non-GAAP presentation should not be considered as an inference that these items are unusual, infrequent or non-recurring.

Shareholder Information

Security Listing

The common stock of Virtus Investment Partners, Inc. is traded on the NASDAQ Global Market under the symbol "VRTS."

Transfer Agent and Registrar

For information or assistance regarding your account, please contact our transfer agent and registrar:

Virtus Investment Partners
c/o BNY Mellon
Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310

Toll-free: 866-205-7273
TDD for hearing impaired: 800-231-5469
Foreign Shareowners: 201-680-6578
TDD for Foreign Shareowners: 201-680-6610
Web Site: www.bnymellon.com/shareowner/equityaccess
E-mail: shrrelations@bnymellon.com

Annual Meeting of Shareholders

All shareholders are invited to attend the annual meeting of Virtus Investment Partners on Thursday, April 28, 2011 at 10:30 a.m. at the Hilton Hartford Hotel, 315 Trumbull Street, Hartford, CT

For More Information

To receive additional information about Virtus Investment Partners and access to other shareholder services, visit Investor Relations in the "About Us" section of our Web site at www.virtus.com or contact us at:

Virtus Investment Partners, Inc.
Investor Relations
100 Pearl Street
Hartford, CT 06103
Telephone: 800-248-7971 (Option 2)
Fax: 860-241-1113
e-mail: investor.relations@virtus.com

Affiliated Companies

DUFF & PHELPS INVESTMENT MANAGEMENT CO.
200 S. Wacker Drive
Suite 500
Chicago, Illinois 60606
312-263-2610

KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC
1800 Avenue of the Stars
Second Floor
Los Angeles, California 90067
800-231-7414

SCM ADVISORS LLC
909 Montgomery Street
Suite 500
San Francisco, California 94133
800-828-1212

ZWEIG ADVISERS LLC
900 Third Avenue
31st Floor
New York, New York 10022
800-272-2700

For more information on the Virtus Mutual Funds or other products, call your financial representative or visit our Web site at www.virtus.com



VIRTUS
INVESTMENT PARTNERS